BB 3/11

AB 3/20

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Gunnar & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 11th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer — 561 252-7478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *If individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/31/06

OATH OR AFFIRMATION

I, Stephan Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

2/23/2006

ABNER J. ZALAZNICK
Notary Public, State of New York
No. 31-01ZA4853922
Qualified in New York County
Commission Expires Feb. 24, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

JOSEPH GUNNAR & CO., LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Joseph Gunnar & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC as of December 31, 2005, and the related statements of income and members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Gunnar & Co., LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 17, 2006

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 501,966
Securities owned, at market value	99,867
Receivables:	
Due from clearing broker	1,370,390
Due from registered representatives	145,988
Other receivables	54,110
Prepaid expenses	63,082
Property and equipment, net of accumulated depreciation and amortization of $1,270,158	496,738
Security deposit	15,000
Total assets	$2,747,141
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Commissions payable	$ 931,496
Accounts payable and accrued expenses	688,528
Capital lease payable	11,895
Securities sold, not yet purchased	50
Due to parent	34,978
Total liabilities	1,666,947
COMMITMENTS AND CONTINGENCIES - SEE NOTES	
MEMBERS' EQUITY	1,080,194
Total liabilities and members' equity	$2,747,141

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$10,454,991
Net firm trading gains	73,651
Investment banking	1,628,495
Interest and other income	453,594
Total revenues	12,610,731
Expenses	
Employee compensation and benefits	5,065,931
Guaranteed payments to members	3,208,907
Clearing and execution	683,477
Communications	564,885
Occupancy and equipment rental	830,173
Depreciation and amortization	113,627
Customer settlements and legal costs	557,105
Professional fees	68,735
Other operating expenses	989,900
Total expenses	12,082,740
Income before NYC Unincorporated Business Tax	527,991
NYC Unincorporated Business Tax	147,790
Net income	380,201
Members' equity at beginning of year	1,094,011
Members' capital withdrawals	(394,018)
Members' equity at end of year	$1,080,194

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated borrowings at January 1, 2005	$ --
Proceeds from temporary subordinated borrowings	2,000,000
Payment of temporary subordinated borrowings	(2,000,000)
Subordinated borrowings at December 31, 2005	$ --

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 380,201
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	113,627
(Increase) decrease in operating assets and liabilities:	
Securities owned, at market value	(99,061)
Due from clearing broker	(245,439)
Due from registered representatives	23,783
Other receivables	2,479
Prepaid expenses	(12,167)
Commissions payable	286,061
Accounts payable and accrued expenses	61,603
Securities sold, not yet purchased	50
Due to parent	34,978
Total adjustments	165,914
Net cash provided by operating activities	546,115
Cash flows from investing activities:	
Purchase of property and equipment	(60,734)
Cash flows from financing activities:	
Capital withdrawals	(394,018)
Proceeds from subordinated notes	2,000,000
Payment of subordinated notes	(2,000,000)
Net cash used in financing activities	(394,018)
Net increase in cash	91,363
Cash at beginning of year	410,603
Cash at end of year	$ 501,966
Supplemental cash flows disclosure:	
Interest paid	$ 6,513
Income taxes paid	$ 70,720
Equipment financed under capital lease	$ 11,895

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial consulting services.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and cash balances.

These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Office furniture and equipment	$1,087,764	5 to 7 years
Equipment under capital lease	11,895	Term of lease
Leasehold improvements	667,237	Term of lease
	1,766,896	
Less: Accumulated depreciation	1,270,158	
	$ 496,738	

Depreciation and amortization expense was $113,627 for the year.

NOTE 5 - SUBORDINATED BORROWING

The Company entered into a subordinated agreement during the year to enable it to participate as an underwriter of securities. Under terms of such temporary subordinations, the loan must have a stated term of no more than 45 days from the subordination's effective date, and a broker-dealer may enter into no more than three agreements in any 12-month period. There were no outstanding subordination agreements at December 31, 2005.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company is obligated under various equipment leases and an office lease. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations. Operating lease expense was $752,116 for the year.

Following is a summary of future minimum lease payments:

Year ended December 31,	
2006	$ 505,938
2007	502,624
2008	492,682
2009	492,682
2010	369,512
Total	$2,363,438

Capital lease

The Company leases certain equipment under a capital lease. Future minimum lease payments under the capital lease as of December 31, 2005 are as follows:

Year ending December 31,	
2006	$ 4,782
2007	4,782
2008	4,782
	14,346
Less: Amount representing interest	2,451
Present value of minimum lease payments	$11,895

Employment agreements

In December 2005, the Company entered into new employment agreements with certain registered representatives. One agreement, covering two employees, is effective January 1, 2006 and has a five-year term, with automatic three-year renewal periods. The agreement establishes a payout percentage on sales production and formulas for the payment of management overrides and advances. The agreement also provides an allowance for operating expenses and fringe benefits. In the event of a sale of the Company, the employees will be entitled to a share of the net proceeds of the sale based on recent pre-sale production levels, as defined. The Company may terminate the agreement in the event of death, disability or for cause, as defined. The employees may terminate for good reason, as defined.

A second agreement, commencing as of December 15, 2005, has an open-ended term, but can be terminated by the Company with cause, as defined, at anytime during the broker's employment. The agreement establishes a payout percentage on sales production, formulas for the payment of management overrides, and a schedule of forgivable cash advances.

Legal matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously.

NOTE 7 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of JGH report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax on taxable profits.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

NOTE 9 - 401(k) PLAN

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2005.

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $285,987, which exceeded its requirement of $110,730 by $175,257. The ratio of aggregate indebtedness to net capital was 5.81 to 1.

SUPPLEMENTARY SCHEDULES

JOSEPH GUNNAR & CO., LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Net capital:		
Members' equity		$1,080,194
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment - net (less $5,948 securing capital leases payable)	$490,790	
Due from registered representatives	145,988	
Other receivables	54,110	
Prepaid expenses	63,082	
Security deposits	15,000	
Total nonallowable assets		768,970
Net capital before haircuts on securities positions:		311,224
Corporate equities		14,980
Undue concentration		10,257
Total haircuts		25,237
Net capital		285,987
Computation of basic net capital requirement:		
The greater of $100,000 or 6.67% of aggregate indebtedness of $1,660,949		110,730
Excess net capital		$ 175,257
Aggregate indebtedness:		
Commissions payable		$ 931,496
Accounts payable and accrued expenses		688,528
Capital lease payable (less $5,948 deemed adequately secured)		5,947
Due to parent		34,978
		$1,660,949
Excess net capital at 1,000 percent		$ 119,892
Ratio: Aggregate indebtedness to net capital		5.81 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 520,145
Audit adjustments to record:	
Increase in accrued expenses	(225,647)
Miscellaneous audit adjustments	(5,572)
Increase in haircuts	(2,939)
Net capital per above	$ 285,987

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Joseph Gunnar & Co., LLC
New York, New York

In planning and performing our audit of the financial statements of Joseph Gunnar & Co., LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 17, 2006

Schneider & Associates LLP